AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 11, 2005

                           Registration No. 333-119728

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 3 TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                             DNAPRINT GENOMICS, INC.
             (Exact Name of Registrant as Specified in Its Charter)


            UTAH                                       59-2780520
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
 Incorporation or Organization)

                               900 COCOANUT AVENUE
                               SARASOTA, FL 34236
                                 (941) 366-3400

               (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

                                 RICHARD GABRIEL
                          CHIEF EXECUTIVE AND PRESIDENT
                               900 COCOANUT AVENUE
                               SARASOTA, FL 34236
                                 (941) 366-3400
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                 WITH COPIES TO:
                             GREGORY SICHENZIA, ESQ.
                             DARRIN M. OCASIO, ESQ.
                       SICHENZIA ROSS FRIEDMAN FERENCE LLP
                             1065 AVENUE OF AMERICAS
                            NEW YORK, NEW YORK 10018
                                 (212) 930-9700

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

   FROM TIME TO TIME, AT THE DISCRETION OF THE SELLING SHAREHOLDERS AFTER THE
                  EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |_|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|


                                            CALCULATION OF REGISTRATION FEE
========================================================================================================================
                                                              PROPOSED           PROPOSED
 TITLE OF EACH CLASS OF                  AMOUNT TO BE    MAXIMUM OFFERING    MAXIMUM AGGREGATE         AMOUNT OF
 SECURITIES TO BE REGISTERED            REGISTERED(1)   PRICE PER UNIT(2)    OFFERING PRICE(1)      REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value, issuable   300,000,000       $0.012              $3,600,000              $423.72*
upon exercise of puts

------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value, issuable    79,365,079       $0.012             $952,380.95              $112.10*
upon conversion of preferred stock
------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value, issuable   20,000,000(3)     $0.012                $240,000               $28.25*
upon conversion of debenture

------------------------------------------------------------------------------------------------------------------------
TOTAL                                    399,365,079                         $4,792,380.95              $564.07*
========================================================================================================================

*Previously paid.

(1) Includes shares of our common stock, par value $0.01 per share, which may be offered pursuant to this registration statement, which shares are issuable upon conversion of preferred stock and debenture, the exercise of warrants by the selling stockholders and the exercise of puts by us. We are also registering such additional shares of common stock as may be issued as a result of the anti-dilution provisions contained in such securities. The number of shares of common stock registered hereunder represents a good faith estimate by us of the number of shares of common stock issuable upon conversion of the preferred stock, debenture and upon exercise of the warrants and the puts. For purposes of estimating the number of shares of common stock to be included in this registration statement, we calculated 150% of the number of shares of our common stock issuable upon conversion of the preferred stock and debenture and upon exercise of the warrants and the puts. Should the conversion ratio result in our having insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on December 30, 2004.

(3) Includes the number of shares underlying the debenture which we and the selling stockholder agreed to register until we obtain shareholder approval to increase our number of authorized shares of common stock.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                EXPLANATORY NOTE

This Amendment No. 3 to our registration statement on Form S-2 is being filed, in general, to decrease the number of shares we are registering to an aggregate of 399,365,079, from a total of 1,135,412,042 shares which we registered pursuant to Amendment No. 2 to our Form S-2 filed on March 11, 2005 (File No. 333-119728). Certain of our selling stockholders have agreed to defer the registration of our shares of common stock issuable upon conversion of a portion of the debenture and exercise of the warrants until such time as we obtain approval from our stockholders to increase our number of authorized shares of common stock to 3,000,000,000. We will file a second registration statement covering the shares of common stock underlying said securities.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED MAY 11, 2005

PROSPECTUS

                             DNAPrint genomics, Inc.

                        399,365,079Shares of Common Stock

This prospectus relates to the resale by the selling stockholders of 399,365,079 shares of our common stock, par value $.01, issuable upon exercise of puts and upon conversion of the debenture and preferred stock, based upon current market prices. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders are underwriters of the shares of common stock, which they are offering.

We will not receive any proceeds from the sale of shares of common stock or upon conversion of the preferred stock or the debenture in this offering. All of the net proceeds from the sale of our common stock will go to the selling stockholders. However, if all puts held by us are exercised, based on market prices prevailing at the date of this prospectus, we will receive $3,600,000 in proceeds.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the Over-The-Counter Bulletin Board under the symbol "DNAP." The 760,067,124 shares of our common stock registered pursuant to our previous registration statement filed on October 13, 2004 was based upon the last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board on October 12, 2004 of $0.018.

Investing in these securities involves significant risks. Investors should not buy these securities unless they can afford to lose their entire investment.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 10.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is May___, 2005.

The information in this prospectus is not complete and may be changed. This prospectus is included in the registration statement that was filed by DNAPrint genomics, Inc., with the Securities and Exchange Commission. The Selling Stockholders may not sell these securities until the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS



Prospectus Summary............................................................6

Recent Developments...........................................................8

Risk Factors..................................................................10

Use of Proceeds...............................................................19

The Investment Agreement......................................................19

Selling Stockholders..........................................................23

Plan of Distribution..........................................................25

Description of Securities to be Registered....................................25

Legal Matters.................................................................26

Experts.......................................................................26

Change in Accountants.........................................................26

Where You Can Find More Information...........................................26

Forward-Looking Statements....................................................27

                               PROSPECTUS SUMMARY

We have developed and applied for patents that help our scientists decipher or decode the human genome, but as of the date of this prospectus, no patents have been granted to us. Accordingly, we may not be able to protect our intellectual property rights against infringement with respect to our products and services for which we have filed for patent protection. The human genome in its basic form is composed of four chemical compounds associated to one another in pairs and linked together at another point on the chemical structure by other compounds such as sugars. These compounds are known as Adenine, Thymine, Cytosine and Guanine or A, T, C, and G. A description of these compounds maybe found in nearly any edition of the Merck Index with the 12th Edition providing more information on these compounds. The Merck Index is a reference book found in most public libraries which is compiled to provide more technical information on specific chemical compounds and provide additional information on the discovery, use and application of such chemical compounds, including, without limitation, A, T, C and G. This simple four letter alphabet is also known as `bases', and because of their specific bonding or linkage to one another is also known as `base pairs', making up the human genome. There are over 3 billion base pairs that are spiraled and curved in the form of a double stranded corkscrew or helix structure. Helix is a term used by scientists to describe in a visual way what they believe DNA looks like if we were able to see it with the naked eye. However, DNA is microscopic and can only be indirectly seen through laboratory methods. A helix is similar to the appearance of a corkscrew which is used to open a bottle of wine. A double helix looks like two corkscrews which are side by side. These structures are coiled and compacted inside a living cell center or nucleus and are used to produce other chemical compounds such as sugars, fats and proteins needed by living cells. We use these patent applied for methods to search along the 3 billion base pairs for differences in the letters. For example most A's are linked to T's but on occasion the A's or T's can be linked to C's or G's. If enough of these changes occur along the DNA strand, the cell may not be able to function properly, may die or may spiral out of control, as in the form of cancer cells. No one has been able to successfully utilize DNA therapy to treat diseases such as cancer and DNA therapy has not been approved to treat such diseases. It is important that our scientists be able to survey the DNA using our laboratory techniques and instruments and mark a location along the gene. We are then able to compare the exact same location on the DNA strand with other DNA samples to see if there are similar changes or if these changes are unique.

In order to answer these questions, we plan to develop database software programs and a way of looking at the data that is obtained from our laboratory experiments to analyze and compare all the information obtained from hundreds and sometimes thousands of DNA samples from around the world. We call one of these systems `ADMIXMAP'. This system is currently for internal use solely by our scientists and we do not generate revenue from any sales thereof. ADMIXMAP is comprised of a large database of markers, proprietary methods and computer programs, and is able to analyze very large information files obtained from examining a large number of markers along the human DNA sample. When scientists look at markers on the DNA strand, it helps them establish a location along the DNA strand which can be used as a reference or a checkpoint to determine if the DNA matches other DNA samples obtained from different people. It allows our scientists to confirm or refute their ideas and the ideas of others that are often found in scientific and trade press literature. We have successfully linked many markers or places along the human DNA that are unique and are only found in certain groups of individuals. We have determined that these markers are inherited or passed from one generation to the next over the course of human evolution. Sometimes these markers are only slightly modified and other times they are eliminated. We have also discovered that many individuals are genetic mixtures of our ancient inherited DNA and we have used this information to develop our commercial products, DNAWitness(TM) and ANCESTRYbyDNA(TM). We also use this software, programs and laboratory procedures, all of which we have applied for patents, in the recent development of RETINIOME(TM), the first DNA test for eye color and for EURO-DNA(TM), the first expansion of our ANCESTRYbyDNA(TM) that now includes Northern European, Middle Eastern, Mediterranean and Indo genetic ancestry markers. Additionally, we are using this technology and other technologies to develop STATINOME(TM), a diagnostic genetic-based test service to determine which Statin drugs a person may use and avoid potentially harmful side effects. Statin drugs are a category of drugs identified by the pharmaceutical industry which are derived from a natural product source such as yeast or fungal extraction. The Statins are a category of chemical compounds that, among other applications, are used to treat high cholesterol levels in humans. A number of Statin drugs exist, including Pravacol, Lipitor and Crestor. In addition, we are developing OVANOME(TM), a diagnostic genetic test service that will alert a female cancer patient whether or not she should take a therapy treatment known as Taxol-Carboplatin. We will continue to expand our research and development in the consumer products area, forensic sciences and pharmaceutical sciences to advance our technology to marketed products and services.

We have incurred losses and experienced negative operating cash flow since our formation. For our quarter ended September 30, 2004, we had a net loss of ($846,034). For our fiscal years ended December 31, 2004 and 2003, we had a net loss of ($3,734,982) and ($7,789,905), respectively. We expect to continue to incur significant expenses. Our operating expenses have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing.

Our principal executive offices are located at 900 Cocoanut Avenue, Sarasota, FL 34236 and our telephone number is (941) 366-3400. We are incorporated in the State of Utah.



The Offering

Common stock offered by selling stockholders ......... Up to 399,365,079 shares, based on current market
                                                       prices and assuming full
                                                       conversion of the
                                                       preferred stock and
                                                       partial conversion of the
                                                       debenture and partial
                                                       exercise of the puts.
                                                       This number represents
                                                       36.61% of our current
                                                       outstanding stock.

Common stock to be outstanding after the offering..... Up to 1,490,258,254 shares

Use of proceeds....................................... We will not receive any proceeds from the sale of
                                                       the common stock and
                                                       conversion of debenture.
                                                       We expect to use the
                                                       proceeds received from
                                                       the exercise of the puts,
                                                       if any, for general
                                                       working capital purposes.

Over-The-Counter Bulletin Board Symbol................ DNAP

The above information regarding common stock to be outstanding after the offering is based on 1,090,893,175 shares of common stock outstanding as of April 15, 2005 and assumes the subsequent conversion of our issued convertible preferred stock and our convertible debenture, with interest, exercise of warrants by our selling stockholders and exercise of the puts by us. The common stock offered by the selling stockholders was determined by using the closing price of our common stock as reported on the Over-The-Counter Bulletin Board on October 11, 2004 at a price of $0.018 per share. On December 30, 2004, the last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board was $0.012 per share. We would have to issue an additional 375,344,918 shares of our common stock issuable upon conversion of the convertible debenture and upon exercise of the puts by us if such conversion and exercise took place on December 30, 2004.

Of the 399,365,079 shares of common stock being registered pursuant to this registration statement, 300,000,000 shares are issuable upon the exercise of the puts by us, 20,000,000 shares are issuable upon the conversion of the debenture and 79,365,079 shares are issuable upon the conversion of preferred stock held by the selling stockholders. 7,500,000 of the 780,412,500 shares issuable upon conversion of the debenture are issuable pursuant to a warrant held by one of the selling stockholders, La Jolla Cove Investors, Inc., which must be exercised upon conversion of its debenture. La Jolla has agreed to defer the registration of the shares of our common stock underlying said warrant until we file a second registration statement with the SEC after we obtain approval from our stockholders to increase our number of authorized shares of common stock.

We will pay the expenses of registering these shares. We will not receive any proceeds from the sale of shares of common stock in this offering. All of the net proceeds from the sale of our common stock will go to the selling stockholders. We will receive the proceeds from the exercise of the puts requiring the purchasing stockholders to purchase 300,000,000 shares from us at a purchase price of 96% of the average of the two lowest closing bid price of our common stock during the pricing period. If all puts held by us are exercised, based on market prices prevailing at the date of this prospectus, we will receive $3,600,000 in proceeds. We will not receive any proceeds upon conversion of the preferred stock or the debenture.

                               RECENT DEVELOPMENTS

Biofrontera Agreement

Effective September 28, 2004, we entered into an Investment Agreement with Biofrontera AG, a German corporation, and the shareholders of Biofrontera. Pursuant to the Biofrontera Agreement, we agreed to purchase certain Series B preferred shares of Biofrontera. The purchase of the shares would have given us an equity interest of approximately 51% in Biofrontera. The purchase price of the shares was 20 million Euro, or approximately $24,648,755 pursuant to a .8114 exchange rate on October 13, 2004, payable in monthly installments of 833,333 Euro, or approximately $US 1,086,856, over a period of 24 months. Our investment in Biofrontera and the monthly installments which we would have been required to pay was to be secured by a commitment by Dutchess Private Equities Fund, II, L.P. to invest up to $35,000,000 in our common stock over a period of two years from the date of the Biofrontera Agreement. We intended to fund the monthly payments payable to Biofrontera with the $35,000,000 equity line facility which we have with Dutchess.

The transaction would not close, and our payment obligation would not begin, until after the effectiveness of this registration statement in order to permit sales of our common stock by Dutchess under the aforementioned equity line arrangement. In the event that such registration statement did not become effective on or before February 7, 2005, the Biofrontera Agreement will terminate without liability to either party. This registration statement was not declared effective by the Securities and Exchange Commission on or before February 7, 2005. Accordingly, we filed a current report on Form 8-K filed on February 25, 2005 in which we disclosed that after discussions with Biofrontera, on February 18, 2005, we exercised our right to terminate the Biofrontera Agreement.

In connection with the Biofrontera Agreement, Biofrontera Pharmaceutical GmbH, a wholly owned subsidiary of Biofrontera, and we entered into a joint venture framework agreement. The framework agreement outlines the procedures pursuant to which Biofrontera and we intended to exchange proprietary information and enter into commercial development activities with respect to projects that one or the other party currently has under development. This joint venture framework agreement has been terminated as of February 18, 2005.

On December 29, 2004, we entered into a Loan Agreement with Biofrontera pursuant to which we loaned 140,000 Euro (approximately $195,000 including fees and currency exchange costs) to Biofrontera. The loan beared interest at 12% per annum, and all principal and accrued interest must have been repaid no later than December 31, 2005. Under the Loan Agreement, either Biofrontera or we could have elected to convert the outstanding principal and accrued interest on the loan into Series B preferred shares of Biofrontera. Upon the termination of the Biofrontera Agreement, the principal amount of the loan to Biofrontera, including all accrued and unpaid interest, pursuant to the Loan Agreement has become immediately due and payable to us. As of the date of this prospectus, Biofrontera has not repaid all or any portion of the loan. Biofrontera intends to raise funds in order to repay the principal amount of the loan due together with any accrued and unpaid interest to us.

The termination of the Biofrontera Investment and Joint Venture Framework Agreements does not affect or potentially affect our rights, or Dutchess' obligations, in connection with the Dutchess financing arrangement (as described below). In addition, the termination of said Agreements with Biofrontera does not result in a breach of any covenants or other contractual provisions of the Investment and Registration Rights Agreements with Dutchess. The financing arrangement with Dutchess remains in full force and effect. Dutchess has no right or ability to approve or disapprove of any potential future mergers, acquisitions or similar transactions which we may enter into.

Dutchess Agreement

Effective September 28, 2004, we entered into an Investment Agreement and a Registration Rights Agreement with Dutchess Private Equities Fund, II, L.P., a Delaware limited partnership. Pursuant to the Agreement, Dutchess Private Equities Fund, II, L.P. has committed to purchase our common stock up to an aggregate purchase price of $35 million over a two-year period.

The Dutchess Agreement provides that we from time to time may deliver a notice to Dutchess Private Equities Fund, II, L.P. Such notices will state the dollar amount of common stock that we desire Dutchess Private Equities Fund, II, L.P. to purchase. The maximum amount permitted pursuant to any such notice is $600,000, and we can give approximately three such notices per month. Upon receipt of the notice, Dutchess Private Equities Fund, II, L.P. is obliged to purchase the dollar amount of common stock set forth in the notice at a purchase price equal to 96% of the average of the two lowest closing bid prices of the common stock during the five trading days after the notice.

The obligation of Dutchess Private Equities Fund, II, L.P. to purchase under the Dutchess Agreement is contingent upon our filing and having declared effective this registration statement registering the resale of the shares by Dutchess Private Equities Fund, II, L.P. Simultaneously, the parties entered into a Registration Rights Agreement requiring us to file such registration statement. In addition, we are not permitted to provide a notice, and Dutchess Private Equities Fund, II, L.P. is not obliged to purchase any shares, in the event that we do not have sufficient authorized shares available for purchase to fulfill such commitment. Although it is dependent on the trading price of our stock, it is very likely that we would have to obtain shareholder approval for an increase in capitalization in order to take advantage of the full $35 million facility.

We have 1,500,000,000 authorized shares of our common stock, of which 1,090,893,175 shares are outstanding as of April 15, 2005. We intend to file a proxy statement with the Securities and Exchange Commission and hold an annual meeting of our shareholders in order to obtain shareholder approval to increase our number of authorized shares of common stock. We anticipate filing a proxy statement on Schedule 14A in April 2005 and the meeting of stockholders is tentatively scheduled for the latter part of June 2005. . We will file a registration statement with the SEC covering these additional shares, thereby allowing us to deliver put notices to Dutchess for more than the 300,000,000 shares registered herein. There can be no assurance that we will obtain shareholder approval to increase our number of authorized shares of common stock.

Wall Street Group Agreement

Effective September 28, 2004, we entered into a letter agreement with The Wall Street Group, Inc. Pursuant to the letter agreement, we have retained The Wall Street Group as financial public relations counsel. Under the letter agreement, we will pay The Wall Street Group a cash fee of $7,500 per month and will reimburse it for reasonable and customary out-of-pocket expenses. In addition, we will grant an affiliate of The Wall Street Group a five-year option to purchase as many shares of our common stock as could be purchased on the open market for $100,000 at the closing bid price on September 24, 2004, the date the option was granted to The Wall Street Group. On September 24, 2004, the closing bid price of our common stock was $.01 per share. If The Wall Street Group exercised its five-year option to purchase as many shares of our common stock as could be purchased on the open market for $100,000 on September 24, 2004, it would receive 10,000,000 shares of our common stock ($100,000/$.01).

In addition to introductions to brokers, analysts, money managers, funds and institutions, The Wall Street Group will introduce us to financing and investment banking sources that can potentially assist us in raising capital. In addition, The Wall Street Group will expose our company, our management, products and services to the marketplace. If The Wall Street Group is successful in raising capital for us through sources which have not previously been introduced to us or any of our officers, directors, employees or consultants, The Wall Street Group shall receive a 3.0% success fee of any additional funds raised. The 3% success fee payable to The Wall Street Group was not part of the Dutchess agreement and is only applied to follow on financings or other capital infusions brought about by The Wall Street Group. We are not obligated to accept any offerings brought to us by The Wall Street Group and would only enter into any such arrangements if our Board of Directors approved thereof and if our management supported any such potential offering or opportunity.

The agreement may be terminated by either party on 90 days written notice. Unless terminated, the agreement will continue in force. In addition, on each anniversary of the agreement, we will grant The Wall Street Group or its affiliate a similar option to purchase our common stock at its then-current trading price.

Funding Agreement with Tony Frudakis

On December 31, 2004, we entered into an Amendment to the Funding Agreement dated October 25, 2002 between Tony Frudakis and us. Tony Frudakis is a director of our board and serves as our chief scientific officer and secretary.

Under the Funding Agreement, Dr. Frudakis agreed to lend us certain funds, which, prior to the Amendment, were scheduled to mature, along with all accrued interest at 8%, on December 31, 2004. We do not anticipate incurring any additional indebtedness to Dr. Frudakis under this arrangement. In the event of our default, Dr. Frudakis' only remedy is to require us to issue shares of our stock as consideration for satisfaction of the debt. Under the Amendment, the due date of all indebtedness under the Funding Agreement is extended from December 31, 2004 to December 31, 2005. In all other respects, the Funding Agreement remains in force.

Beth Israel Deaconess Medical Center License Agreement

Effective April 4, 2005, we entered into a License Agreement (the "Agreement") with Beth Israel Deaconess Medical Center, a Massachusetts nonprofit corporation ("Beth Israel") to develop a new, more potent and longer acting form of the anemia drug Erythropoietin ("EPO"). EPO is a glycoprotein naturally made by the body to stimulate red blood cell production; the currently marketed forms are manufactured using recombinant DNA technology and are used to treat anemia or low blood cell count. Under the Agreement, Beth Israel has granted us an exclusive license to United States and foreign patents related to certain forms of EPO. We have the right to develop, use, market and sell products derived from the licensed patents.

In exchange for the license, we paid Beth Israel a $25,000 signing fee and agreed to make certain milestone payments linked to its progress in developing marketable products from the licensed technology. The total of payments, if all milestones are reached, is $2,150,000. The milestone payments are nonrefundable. Up to $200,000 of this amount is creditable against future royalties. In addition to the milestone payments, we must also pay Beth Israel an annual royalty of 4% of the net sales of all products developed from the licensed technology. A minimum royalty payment of $100,000 a year is due upon the commencement of commercial sales in any territory worldwide.

                                  RISK FACTORS

If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

              RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS

REGULATORY OVERSIGHT OF OUR DEVELOPED PROPRIETARY PRODUCTS AND SERVICES MAY INCREASE THE COSTS WE WILL INCUR TO MARKET OUR PRODUCTS AND SERVICES WHICH MAY ADVERSELY AFFECT OUR ABILITY TO MARKET OUR PRODUCTS AND SERVICES.

Currently, there is limited Food and Drug Administration, or FDA, regulation of genetic tests. Within the field of personalized health and medicine, governmental and other entities may enact patient privacy and healthcare laws and regulations that may limit the generation and use of genomic variation data. "Genomic variation data" is the information obtained when our scientists search the gene for differences across the entire human genome for changes and variations. We are looking for clues or information that would be able to link to other biological information such as human disease, drug metabolism, eye color or genetic ancestry. We have found, as have many other genetic scientists across the globe, that the variation in the amount of information in certain regions of the human genome is important to discovery.

If our products, services or technologies have already been used by the industry and we are merely supplying an alternative source of supply, there is a significant risk that our products, services or technologies do not meet the standards set out by the Food and Drug Administration upon inspection of that product, service or technology in the course of the FDA evaluating an application for review or during a review inspection by the FDA. Also, customers of our products, services or technologies will view or evaluate the product, service or technology and may consider it too risky or not in compliance with industry standards. In addition, the FDA may believe that certain action should or should not be taken in the adoption of a new technology, service or product and the industry may believe that the guidelines for applying this new technology, product or service are too severe. In this case, the pharmaceutical industry participants may decide not to use that product, service or technology for fear that they will not be able to maintain the standards necessary to pass an FDA review or inspection.

To the extent that FDA laws and regulations limit the use of our products and services or impose additional costs on our customers, we may be unable to effectively market our developed proprietary products and services and we may not generate sufficient revenue to sustain our operations. Furthermore, we may be directly subject to regulations as a provider of diagnostic information. A diagnosis is the evaluation of a patient or a sample to determine what the status of the patient might be. The information that results from this evaluation is called `diagnostic information' and would include such information as height, weight, sex, age, blood pressure, sugar levels and many other pieces of data. All of this information is usually recorded by the doctors into a patient's health record and is reviewed and studied to determine the next course of treatment for the patient.

To the extent that these regulations restrict the sale of our products and services or impose other costs, we may be unable to provide our products and services to our customers on terms sufficient to recover our expenses.

OUR SUCCESS WILL DEPEND, IN PART, ON HOW RAPIDLY THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRY IMPLEMENTS GUIDANCE FROM THE U.S. DEPARTMENT OF HEALTH AND THE FDA REGARDING A POTENTIAL EXPANSION OF REGULATION OF OUR INDUSTRY. WITHOUT THIS IMPLEMENTATION BY THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRY, WE MAY BE UNABLE TO MARKET EFFECTIVELY ANY TEST WE MAY HAVE AS WELL AS ANY OF OUR SERVICES AND WE MAY NOT GENERATE SUFFICIENT REVENUE TO SUSTAIN OUR OPERATIONS.

The Secretary's Advisory Committee on Genetic Testing, an advisory panel to the Secretary of the U.S. Department of Health and Human Services, has recommended that the FDA expand its regulation of genetic testing to require FDA approval for all new genetic tests and labeling of genetic tests. If the FDA adopts this recommendation, it may require that we, or our customers, apply for FDA approval as a prerequisite to marketing genetic tests that incorporate our intellectual property. If the FDA were to deny any application of this kind, it could adversely affect our business and we may be unable to generate sufficient revenue to sustain our operations.

The FDA has only twice required that a physician must have genomic variation information determined about a patient before the doctor prescribes a drug (Herceptin made by Genentech and Erbitux of Imclone Systems). In these instances, the FDA has stipulated that this requirement can be fulfilled with either gene expression information or genomic variation information. The human genome is composed of four simple chemical compounds, A, C, T and G or Adenine, Cytosine, Thymine and Guanine as found in the Merck Index of chemical compounds. The Merck Index is a reference book found in most public libraries which is compiled to provide more technical information on specific chemical compounds and provide additional information on the discovery, use and application of such chemical compounds, including, without limitation, A, T, C and G. These four compounds align in a double stranded spiral or helix that is coiled up inside the human cell. The cell uses the DNA to produce other compounds and genetic scientists and biologists refer to the production of these proteins, sugars, hormones, lipids and other chemical compounds vital to the healthy functions of the cell as `gene expression'. This means that the DNA is either turned on or turned off. When a gene is turned on it is expressing or producing certain chemical compounds or causing other parts of the cell to produce chemical compounds that are needed by the cell. When the cell has had enough of a particular compound and doesn't need anymore of the compound, the gene is often turned off and stops producing it. Scientists look directly at the gene and also


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study the data obtained from testing the compounds that are produced by the cell or looking at the gene expression information in a data set and analyzing that information for hidden or related information that might help us understand the function of the gene or section of a gene.

On November 3, 2003, the FDA issued draft guidance that encourages drug and biologic developers to conduct pharmacogenomic tests during drug development and clarified how the FDA will evaluate the resulting data. "Pharmacogenomic tests" are clinical laboratory tests of all kinds to determine whether a drug is working or not working on a patient that is experiencing a particular illness or expressing a disease. It has only been recently that genetic scientists have been able to link genetic testing to the performance of a drug. The term often used within the pharmaceutical industry to describe the testing of individuals for their genetic influences on the effectiveness of a drug or more precisely is there something in a person's genes that would either enhance or prevent the treatment of that individual's disease with a particular drug and this is often called `pharma-co-genomic tests' or `pharmacology and genomics' or the study of pharmaceuticals and genetics.

The FDA guidance provides specific criteria and recommendations on the submission of pharmacogenomic data in connection with Investigational New Drug Applications, New Drug Applications and Biological License Applications. Before any company or individual can treat a single human patient with a new chemical entity often referred to as a NCE or a new biological entity, referred to as the NBE, scientists must first prove that the potential drug is safe within existing treatment regimes. For example, new chemical entities used to treat cancer might be allowed to be much more toxic to other cells in the body than would a treatment for other less lethal diseases. Scientists then perform a pre-clinical before filing for permission to the FDA to treat human patients and package all the information into an application with the FDA called the `Investigational New Drug Application' or IND. The FDA has the right to request additional testing prior to human testing or it may reject or approve the IND application to perform further testing on humans using either the New Chemical Entity or the New Biological Entity as described in the IND application. In addition, "Biological License Applications" are the licensing of biological compounds.

The draft FDA guidance includes information on the type of data needed and how the FDA will or will not use such data in regulatory decisions. The FDA asked for voluntary submissions of research information in order to gain experience as the field of pharmacogenomics evolves. In addition, the FDA held a workshop in November 2003 to discuss its draft guidance and stated that the agency plans in the near future to issue final guidance on the co-development of a pharmacogenomic test and drug. Our success will depend, in part, on how rapidly the pharmaceutical and biotechnology industry implements the guidance and, accordingly, the validity of our test and services as a basis for identifying genomic variation and for correlating drug response with genomic variation. Without this implementation by the pharmaceutical and biotechnology industry, we may be unable to market effectively any test we may have as well as any of our services and we may not generate sufficient revenue to sustain our operations.

PUBLIC OPINION ON ETHICAL ISSUES RELATED TO THE CONFIDENTIALITY AND APPROPRIATE USE OF GENETIC TESTING COULD REDUCE THE POTENTIAL MARKETS FOR OUR PRODUCTS AND SERVICES, WHICH COULD PREVENT US FROM GENERATING SUFFICIENT REVENUE TO SUSTAIN OUR OPERATIONS.

Public opinion on ethical issues related to the confidentiality and appropriate use of genetic testing results may influence governmental authorities to call for limits on, or regulation of the use of, genetic testing. In addition, governmental authorities or other entities may call for limits on, or regulation of the use of, genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. The occurrence of any of these events could reduce the potential markets for our products and services, which could prevent us from generating sufficient revenue to sustain our operations.

For example, the FDA has approved a medication for use in African Americans called BilDil that was developed by a pharmaceutical company called NitroMed. Recently, articles have appeared accusing the FDA and NitroMed of `racial discrimination' and claim that no drugs should be developed using genetic testing that might separate out individuals by `race, color or creed', without regard to the benefit which might be caused for the African American patient. According to such critics, the potential harm in the form of increased discrimination far outweighs the benefits. Several noteworthy genetic scientists have also voiced their opinions that our technology and technologies similar to those developed by NitroMed and others are discriminating and should not be developed or approved by our Federal, State or local governments.

IF WE DO NOT SUCCESSFULLY DISTINGUISH AND COMMERCIALIZE OUR DEVELOPED PROPRIETARY PRODUCTS AND SERVICES, WE WILL NOT ATTRACT A SUFFICIENT NUMBER OF CUSTOMERS. ACCORDINGLY, WE MAY BE UNABLE TO COMPETE SUCCESSFULLY WITH OUR COMPETITORS OR TO GENERATE REVENUE SIGNIFICANT TO SUSTAIN OUR OPERATIONS.

Numerous entities are attempting to identify genomic variation predictive of specific diseases and drug response and to develop products and services based on these discoveries. We face competition in these areas from pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and government and other publicly-funded agencies, both in the United States and abroad, most of which have substantially greater capital resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than do we. Our key competitors include, but are not limited to, PPGx, Inc., a leading international developer and supplier of research-based pharmacogenomics services and products which recently announced the launch of its GeneTrials(TM) Bioinformatics Platform. PPGx is a joint venture of PPD, Inc. (NASDAQ: PPDI) and Axys Pharmaceuticals, Inc. (NASDAQ: AXPH). Also, large pharmaceutical companies have their own internal research and development efforts that could surpass or eliminate our technology from the market.

These competitors may discover, characterize or develop important technologies


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applying genomics before us or our customers for our developed proprietary products and services that are more effective than those technologies which we or our customers develop for our developed proprietary products and services. Additionally, these competitors may obtain regulatory approvals for their drugs and diagnostics more rapidly than our customers for our developed proprietary products and services, any of which could limit our ability to market effectively our developed proprietary products and services. If our patent applications are not awarded or if our competitors in the field of genetic research as it applies to our technologies, products and services develop and receive approval of patents that supersede our applications, we could be forced to cease the development of our products, services and technologies.

Some companies and governments are marketing or developing a number of databases and informatics tools to assist participants in the healthcare industry and academic researchers in the management and analysis of genomic data. "Informatics tools" is a term used by scientists to describe software, computer programs or mathematical programs that analyze data sets or collected information that is stored in data files. Such computer programs can take an apparently meaningless block of numbers that are recorded from a laboratory experiment and evaluate trends, look for statistical relationships and group or segregate the numbers according to their levels of importance to the scientist. They are tools to evaluate information. Our competitors have developed or plan to develop databases containing gene sequence, genomic variation or other genomic information and are marketing or plan to market their data to pharmaceutical and biotechnology companies or plan to make freely available their databases. Said entities include, but are not limited to:

o Genaissance Pharmaceuticals: a provider of pharmacogenomic support services, including high-throughput sequencing.

o Evolutionary Bioinformatics: Bioinformatics and genomics consulting, specializing in comparative genomics, functional genomics and model organisms.

o deCODE Genetics: Advanced bioinformatics and high throughput genotyping facility

o     Celera Genomics: Drug discovery systems and services.

o Cellular Genomics: A biotechnology company focused on the discovery and validation of novel drug targets.

o Correlogic Systems: Developing tools and processes for proteomic and genomic-based clinical diagnostic systems and new drug discovery.

o Epoch Biosciences: Technologies useful in genetic research, diagnostics, drug development, infectious disease detection, prenatal testing and population screening to assess risk of disease or to predict response to drugs.

o Eragen Biosciences: Designs, develops, and markets functional genomic and drug/diagnostic discovery platform products, and technologies to the pharmaceutical, biotechnology and agro-biology industries.

In addition, numerous pharmaceutical and biotechnology companies, either alone or in collaboration with our competitors, are developing genomic research programs that involve the use of information that can be found in these databases. Furthermore, companies have technologies for using genetic variation in diagnostics and in the drug development process and have collaborations with companies employing these technologies.

Genomic technologies have undergone, and are expected to continue to undergo, rapid and significant change. Our future success will depend in large part on maintaining a competitive position in the genomics field. Others may rapidly develop new technologies that may result in our test or technologies becoming obsolete before we recover the expenses that we incur in connection with the development of these products. Our developed proprietary products and services could become obsolete if our competitors offer less expensive or more effective drug discovery and development technologies, including technologies that may be unrelated to genomics.

WE ALSO FACE SERIOUS COMPETITION FROM COMPETITORS IN THE FORENSIC DNA TESTING MARKET, CONSUMER DNA PRODUCTS MARKET AND THE CONTRACT SERVICES OUTSOURCING MARKET WHICH WE ARE ALSO A PARTICIPANT. ACCORDINGLY, WE MAY BE UNABLE TO COMPETE SUCCESSFULLY WITH OUR COMPETITORS IN SAID MARKETS TO GENERATE REVENUE SIGNIFICANT TO SUSTAIN OUR OPERATIONS.

In the forensic DNA testing market, consumer DNA products market and contract services outsourcing market, we have introduced new products in the last year and improved our flagship product, ANCESTRYbyDNA, part of the consumer DNA market, by upgrading it from a 2.0 version with 76 marker sets to our ANCESTRYbyDNA 2.5 test with 171 marker sets. Additionally, we have increased our ability to include DNA sampling from Northern European, Middle Eastern, Mediterranean and Indo by introducing EURO-DNA 1.0. However, sales have not improved as dramatically as expected as we have also increased our pricing of our product from $199 to $249 for the ANCESTRYbyDNA product and a combined price of $399 for inclusion of a EURO-DNA test along with the ANCESTRYbyDNA test should the Indo-European score be equal to or greater than 50% of the reported four component score value.

We remain skeptical that in the consumer market which is mainly supported by genealogy enthusiasts that our potential gain or reward from developing products for these markets will be limited by the sudden lack of interest. Our competitors include companies like:

o Trace Genetics- A supplier of mitochondrial DNA testing for ancestry, paternity testing and y-chromosome testing for ancestry.


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o     Sorenson Genetics- One of the larger suppliers of paternity and ancestry testing.

o DNA Testing Center, Inc. - A testing service for mitochondrial, paternity and y chromosome testing for the consumer market and forensics market as well.

Any one of these firms could with enough research and development create a product that is competitive to our products, ANCESTRYbyDNA and EURO-DNA, and reduce our current sales volumes.

Similarly, we have competitors in the field of forensics that includes the following list of companies:

o Orchid- The original inventors of Single Nucleotide Polymorphism analysis machines and SNP technologies through its Orchid Cellmark division is considered one of the premier independent DNA testing laboratories in forensics. This competitor not only has the scientific background but the financial means and expertise to create a product that eliminates our service, DNAWitness and RETINOME from the forensics market.

o FSS- A United Kingdom based firm that processes nearly 85% of the UK's criminal DNA samples also has the ability to create a product that is competitive to our products and is exploring entering into the U.S. market as well as other parts of Europe and Asia.

o Bode Systems, A division of Choicepoint- A significant competitor to the FSS and Orchid has the ability to create and market a similar product to our DNAWitness and RETINOME and eliminate us from the market.

o FBI, Quantico Laboratories- The Federal Bureau of Investigation (FBI) has significant development resources and is contracting with Orchid and others to develop identity tests that will help them identify potential DNA donors from crime scene DNA. The bureau also invests federal research money on its own research to develop testing process and procedures that it would approve for law enforcement.

Forensic DNA and consumer DNA technologies have undergone, and are expected to continue to undergo, rapid and significant change. Our future success will depend in large part on maintaining a competitive position in these fields. Others may rapidly develop new technologies that may result in our tests or technologies becoming obsolete before we recover the expenses that we incur in connection with the development of these products. Our developed proprietary products and services could become obsolete if our competitors offer less expensive or more effective discovery and development technologies, including technologies that may be unrelated to genomics.

ALTHOUGH MANY OF OUR COMPETITORS PRACTICE SIMILAR TECHNOLOGIES, THEIR APPROACH TO DATA ANALYSIS MIGHT BE COMPLETELY DIFFERENT AND MORE EFFICIENT THAN OURS. THIS MAY CAUSE OUR CONSUMERS TO CHOOSE OUR COMPETITOR'S PRODUCTS AND SERVICES OVER OURS AND FORCE US TO CHANGE OUR PRODUCTS AND SERVICES TO THE MORE EFFICIENT FORM OF DATA ANALYSIS OF OUR COMPETITORS

We evaluate the mixture of genetic inheritance and relate that information to biological information. Another perfectly reasonable approach is to evaluate large groups of individuals in `pools' of DNA and look for differences or similarities amongst the data. Our approach may prove to be too cumbersome for the industry to adapt and in fact may not want to accept because it is `too personal', meaning that overall `generic' descriptors might be more immediately valuable to the industry than knowing whether or not a single individual will respond favorably to a medication treatment. The `pooled' approach is more often the approach that many pharmaceutical companies and our competitors practice. Additionally, our technology depends upon looking at individuals within a population pool and therefore projecting the results of many individual samples upon a general population that may not be clearly identified. Our competitors rely upon self reporting descriptors such as `African American', `Caucasian' or `Hispanic' to pool their DNA samples. We do not presuppose the reported identity of an individual but rather look at their inherited genetic markers that will tell us what group with which to associate them. This approach may not be accepted by the industry and a more standardized method, although not as accurate, may become the standard significantly impacting our ability to promote, sell, license of further develop our products, services or technologies within any of our current markets that include, consumer, forensic and pharmaceuticals.

WE MAY NEVER BECOME PROFITABLE AND CONTINUE AS A GOING CONCERN BECAUSE WE HAVE HAD LOSSES SINCE OUR INCEPTION WHICH MAY NEGATIVELY IMPACT OUR ABILITY TO ACHIEVE OUR BUSINESS OBJECTIVES. WE MAY NEVER BE ABLE TO REDUCE THESE LOSSES, WHICH WILL REQUIRE US TO SEEK ADDITIONAL DEBT OR EQUITY FINANCING THAT MAY NOT BE AVAILABLE TO US.

We were incorporated under the laws of the State of Utah on January 3, 1983 as Lexington Energy, Inc. We may never become profitable and continue as a going concern because we have incurred losses and experienced negative operating cash flow since our formation. For our fiscal year ended December 31, 2004, we had a working capital deficit of ($165,417). For our fiscal years ended December 31, 2004 and 2003, we had a net loss of ($3,734,982) and ($7,789,905), respectively.
We expect to continue to incur significant expenses. Our operating expenses have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing. If such financing is available you may experience significant additional dilution.

OUR INDEPENDENT AUDITORS HAVE EXPRESSED DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN, WHICH MAY HINDER OUR ABILITY TO OBTAIN FUTURE FINANCING.


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In their report dated February 20, 2005, our independent auditors have expressed doubt about our ability to continue as a going concern in our financial statements for the year ended December 31, 2004 and 2003. Our ability to continue as a going concern is an issue raised as a result of recurring losses from operations, a stockholders' deficit, and requirement for a significant amount of capital financing to proceed with our business plan. Our ability to continue as a going concern is subject to our ability to generate a profit and/or obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, increasing sales or obtaining loans and grants from various financial institutions where possible.

Our business plan targets the sale of unique, proprietary, genetic testing products and services. Our products are geared towards three distinct markets: pharmacogenomics (the study of pharmaceuticals and genetics), forensics and consumer products. In the consumer products market, we introduced ANCESTRYbyDNA
2.0 and 2.5. ANCESTRYbyDNA was the first service of its kind and helped people understand what their genetic inheritance was telling them. We gave information on the four major groups that have been demonstrated by cultural anthropologists and archeologists to be the origins of modern men and women. These four groups, Native American, East Asian, Indo-European and Sub-Saharan African represent our oldest sources of ancient inherited DNA. Founder populations were identified by anthropologists and samples were either purchased or donated to build our initial database of samples.

In forensics, our challenge was and is considerably different that in our genealogy market. Forensic scientists, detectives and prosecutors are on the other hand more interested in the physical description of an individual than they are interested in inherited genealogy relationships. We have over the course of the last 4 years since our formation, created unique databases of information and are continuing to create more databases to help our genealogy customers' link to the genetic heritage and allow our forensic investigators a more detailed description of the crime scene sample donor. DNAWitness 2.0 is our product which we will introduce to the forensic market.

When we decided to enter into the pharmaceutical market we in some cases are combining both the technologies we have developed for the consumer market and the forensics market. We have no currently available products for the pharmacogenomics market. We are currently developing products for all three markets, which are in various stages of progress.

We anticipate that we will require approximately $35 million in capital financing under the Dutchess equity line of credit in order to proceed with our business plan and market our products and/or services in the year 2005. We expect to utilize $10 million for operations, equipment and facilities over the next 2 years. In addition, we anticipate using $20 million under the Dutchess equity line of credit for acquisitions, licenses, joint ventures and other development projects. . Of the remaining $5 million, it is anticipated that the cost of capital and financing fees will total approximately $500,000 and that additional working capital associated with acquisitions, licenses, joint ventures and other development projects will total approximately $4.5 million. However, conditions may change and if so, management's estimates and allocation of funds will also change. The going concern qualification in the auditor's report increases the difficulty in meeting the goals set forth in our business plan and there can be no assurances that such methods will prove successful.

ALTHOUGH WE ANTICIPATE THAT THE FUNDING WE EXPECT TO RECEIVE FROM THE MINIMUM CONVERSIONS OF THE OUTSTANDING DEBENTURE AND THE EXERCISE OF THE NON-DETACHABLE WARRANTS AND PUTS WILL FUND OUR OPERATING ACTIVITIES THROUGH 2006, WE MAY STILL NEED IMMEDIATE FUNDS AND MAY NOT BE ABLE TO OBTAIN ANY ADDITIONAL FINANCING IN THE AMOUNTS OR AT THE TIMES THAT WE MAY REQUIRE THE FINANCING OR, IF WE DO OBTAIN ANY FINANCING, THAT IT WOULD BE ON ACCEPTABLE TERMS. ACCORDINGLY, WE MAY HAVE TO CURTAIL OUR BUSINESS IF WE CANNOT FIND ADEQUATE FUNDING.

We currently have no legally binding commitments with any third parties to obtain any material amount of additional equity or debt financing. However, management intends to continue its relationship with La Jolla Cove Investors, Inc. and it will continue under its agreement to receive funding totaling $8 million. As of December 31, 2004, La Jolla Cove Investors, Inc. (LJCI) converted $310,000of convertible debenture into our common stock and exercised non-detachable warrants to purchase 4,650,000 shares of our common stock. The combined transactions resulted in us receiving cash of $4,752,169 net of $397,831of cash stock issuance costs. It is anticipated that the minimum conversions of the outstanding debenture into common stock and the related exercise of the non-detachable warrants will fund our operating activities through 2005 and that together with the additional funding anticipated to be received from Dutchess, our operations will be funded through 2006.

Despite the LJCI and Dutchess funding, if our shareholders do not approve an increase in our authorized shares of common stock to 3,000,000,000, we may need immediate funds and may not be able to obtain any additional financing in the amounts or at the times that we may require the financing or, if we do obtain any financing, that it would be on acceptable terms because of the following:

-     we have no assets to pledge as security for the loan

-     we are in poor financial condition

-     we maybe viewed as a high market risk

As a result, we may not have adequate capital to implement future expansions, maintain our current levels of operation or to pursue strategic acquisitions. We currently experience cash expenditures of approximately $400,000 on a monthly basis, which was reduced from $1,500,000 due to the termination of our obligation to make payments to acquire shares of stock in Biofrontera Pharmaceuticals GmbH. We anticipate that we will require approximately $35 million in capital financing in order to expand our business revenues through acquisitions, mergers, licenses and other business operations, participate in joint ventures and to generally advance our business plan. Currently, and with no expected short-term turnaround, we do not have sufficient revenue from operations to cover that amount of capital expenditure. In order to maintain our


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current state of operations and expand and accelerate our development and investment plan, we are in immediate need of capital. If we are not able to obtain this capital, our own development and expansion plans will have to be severely curtailed or even terminated.

Our failure to obtain sufficient additional financing could result in the delay or abandonment of some or all of our development, expansion and expenditures, which could harm our business and the value of our common stock.

WE CANNOT ASSURE THAT WE WILL HAVE IN PLACE PATENT PROTECTION AND
CONFIDENTIALITY AGREEMENTS FOR OUR PROPRIETARY TECHNOLOGY. IF WE DO NOT ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, THERE IS A RISK THAT THEY WILL BE INFRINGED UPON OR THAT OUR TECHNOLOGY INFRINGES UPON ONE OF OUR COMPETITOR'S PATENTS. AS A RESULT, WE MAY EXPERIENCE A LOSS OF REVENUE AND OUR OPERATIONS MAY BE MATERIALLY HARMED.

To the extent possible, we anticipate filing patent applications for protection on future products that we develop. We cannot assure that patents applied for will be issued, that any current or future patents will afford us commercially significant protection of our products or that we will have adequate resources to enforce our patents. Inasmuch as we intend to sell our products in foreign markets, we also intend to seek foreign patent protection for our products and technologies. The patent laws of other countries may differ from those of the United States as to patentability of our products and technologies, and the degree of protection afforded. Other companies may develop similar or equivalent products and may obtain patent or similar rights prior to its obtaining protection. We cannot assure that our products do not and will not infringe on the patents of others, nor can we assure that we will have the financial or other resources necessary to successfully defend a claim of violation of proprietary rights. We also rely on confidentiality and nondisclosure arrangements with our employees and entities we do business with. We cannot assure that these agreements will provide us meaningful protection.

IF THE HOLDERS OF OUR SERIES A CONVERTIBLE PREFERRED STOCK CONVERTED INTO SHARES OF OUR COMMON STOCK BASED UPON CURRENT MARKET PRICES, WE WOULD BE REQUIRED TO ISSUE A SUBSTANTIALLY GREATER NUMBER OF SHARES TO THE SELLING STOCKHOLDERS, WHICH WILL CAUSE DILUTION TO OUR EXISTING STOCKHOLDERS.

On July 23, 2004, we issued an aggregate of 40,000 shares of our Series A Convertible Preferred Stock, par value $.01, to Jack Luchese, Ven Rekula, Jeffrey Gilfillan, Mark Andrew Nelson and Robert Lindan in exchange for an aggregate purchase price of $400,000. Each share of Series A Preferred Stock shall be convertible, without the payment of additional consideration, at the option of the holder thereof, on any of four dates. The first conversion date shall be the first day of the month after the month in which a registration statement (other than a registration statement on Form S-4, Form S-8 or any successor form thereto) filed by us with the Securities and Exchange Commission becomes effective. The other conversion dates shall be the first days of the fourth, seventh and tenth month after the month in which such registration statement becomes effective. If, on any conversion date, the conversion price (as hereinafter defined) would be less than $0.025 per share, we may elect to defer the conversion date to the first day of the next month. If, on such deferred conversion date, the conversion price would be less than $0.025 per share, we may again defer the conversion date to the first day of the next month. Upon such second deferred conversion date, the Series A Preferred Stock shall be converted without further deferral.

The current conversion price of the Series A preferred stock is equal to the lesser of (i) seventy percent (70%) of the average of the five lowest daily volume weighted average prices of our common stock during the twenty (20) trading days prior to the conversion date, or (ii) seventy percent (70%) of the closing price of our common stock on the trading day prior to the conversion date.

We anticipate that the full amount of the convertible preferred stock will be converted into shares of our common stock, in accordance with the terms of the convertible preferred stock. If we are required to issue shares of our common stock based upon a conversion of our preferred stock on April 13, 2005, in which the last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board was $0.0072 per share, we would issue 79,365,079 shares of our common stock. In this case, we would be required to issue a substantially greater number of shares to the selling stockholders, which will cause dilution to our existing stockholders.

IF WE ARE UNABLE TO RETAIN THE SERVICES OF MS. MONICA TAMBORINI OR MESSRS. RICHARD GABRIEL, TONY FRUDAKIS AND HECTOR GOMEZ, OR IF WE ARE UNABLE TO SUCCESSFULLY RECRUIT QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO CONTINUE OPERATIONS.

Our success depends to a significant extent upon the continued service of Mr. Richard Gabriel, our President and Chief Executive Officer, Ms. Monica Tamborini, our Chief Financial Officer and Chief Operating Officer, Mr. Tony Frudakis, our Founder and Chief Scientific Officer, and Mr. Hector Gomez, our Chairman of the Board and Chief Medical Officer. Loss of the services of Ms. Tamborini or Messrs. Gabriel, Frudakis, and Gomez could have a material adverse effect on our growth, revenues, and prospective business. We have employment agreements in place with Ms. Tamborini and Messrs. Gabriel, Frudakis, and Gomez, which are incorporated by reference from our Form 10-KSB, filed March 30, 2004. The Employment Agreements between us and Ms Tamborini, and us and Messrs Gabriel and Gomez, each dated as of May 16, 2003, are for the 1-year period commencing on May 16, 2003 and terminate on May 15, 2004, unless automatically extended pursuant to the terms thereof. Each of the Employment Agreements were automatically extended by written notice on May 15, 2004. The Employment Agreement between us and Mr. Frudakis, dated as of May 8, 2000, is for the 5-year period commencing on August 22, 2000 and terminates on August 22, 2005.

We do not maintain key-man insurance on the lives of Ms. Tamborini or Messrs. Gabriel, Frudakis, and Gomez. If Ms. Tamborini or Messrs. Gabriel, Frudakis, and Gomez were to resign, the loss could result in loss of sales, delays in new product development and diversion of management resources, and we could face high costs and substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. In addition, in order to successfully implement and manage our business plan, we are dependent upon, among other things, successfully recruiting qualified personnel who are familiar with the specific issues facing the deciphering of complex genetic traits. In particular, we must hire and retain experienced management personnel to help us continue to grow and manage our business, and skilled genetic technicians to further our research and development efforts. Competition for qualified personnel is intense. If we do not succeed in attracting new personnel or in retaining and motivating our current personnel, our business could be harmed.

It is expected that our personnel requirements will remain stable. It is our intent, during 2005, to increase our marketing and sales personnel in our forensic and possibly our consumer markets. Current plans expect to add up to three personnel in these areas. It is also our intent to add a shipping/receiving clerk in administration and as cash flow permits to increase our research staff through the addition of up to two post doctors. The post doctors would be responsible for internal research projects that will be directed by our Chief Scientific Officer. In addition we are considering increasing our programming staff in order to expedite our research projects. Costs associated with the hiring process would include normal expenditures including advertising costs and possible search fees from outside consultants. For higher-level positions, additional interviews, sign on bonuses and relocation expenses may also be incurred. Although this is our current personnel hiring plan, conditions and other unforeseen factors could impact the decision making process and as a result plans may change.

                RISKS RELATING TO OUR CURRENT FINANCING AGREEMENT

WE MAY NOT BE ABLE TO LEGALLY SELL OUR COMMON STOCK BELOW PAR VALUE, $.01. THIS RESTRICTION COULD IMPEDE OUR ABILITY TO EXERCISE PUTS AND YOUR ABILITY TO CONVERT THE CONVERTIBLE DEBENTURE, CONVERTIBLE PREFERRED STOCK AND EXERCISE THE WARRANTS.

The public market for our common stock has historically been very volatile and there can be no assurance that the market price of our common stock will not drop below par value, $.01. We may not be able to legally sell our common stock below par value, $.01 because adequate consideration will not be received by us with respect to such sales. For example, if we sell stock below par value, we will not raise the requisite capital we need to fund our operations. However, we are a Utah corporation and our principal place of business is in Florida, and pursuant to the law of said jurisdictions, there is no requirement that we cannot sell our common stock below par value.

In addition, if the market price our common stock drops below par value, it could impede our ability to exercise puts and the selling stockholders' ability to convert the convertible debenture, convertible preferred stock and exercise the warrants. This may reduce the value of an investment in our securities being offered pursuant to this registration statement.

THE CONTINUOUSLY ADJUSTABLE CONVERSION PRICE FEATURE OF OUR CONVERTIBLE PREFERRED STOCK, CONVERTIBLE DEBENTURE, AND PUTS COULD REQUIRE US TO ISSUE A SUBSTANTIALLY GREATER NUMBER OF SHARES TO THE SELLING STOCKHOLDERS, WHICH WILL CAUSE DILUTION TO OUR EXISTING STOCKHOLDERS.

Our obligation to issue shares upon conversion of our convertible securities is essentially limitless.

The following is an example of the amount of shares of our common stock that is issuable to the selling stockholders, upon conversion of our convertible preferred stock, puts and convertible debenture based on market prices 25%, 50% and 75% below our market price on December 30, 2004 of $0.012.


% Below    Price Per     With Discount    #of Shares       % Outstanding
Market        Share        at 20%          Issuable            Stock
-------    ---------     -------------    ----------       -------------
25%          $0.009*       $0.0045*       666,666,667        41.14%
50%          $0.0060*      $0.0030*       1,000,000,000      51.18%
75%**        $0.0030*      $0.0015*       2,000,000,000      67.71%

* If the conversion price of the preferred stock is below $0.025, we may elect to defer the conversion date to the first day of the next month. If, on such deferred conversion date, the conversion price would be less than $0.025 per share, we may again defer the conversion date to the first day of the next month. Upon such second deferred conversion date, the Series A Preferred Stock shall be converted without further deferral.

*In addition, we may not be able to legally sell our common stock below par value, $.01. However, we are a Utah corporation and our principal place of business is in Florida, and pursuant to the laws of said jurisdictions, there is no requirement that we cannot sell our common stock below par value.

** We have the right to cancel the put notice by sending written notice to Dutchess if any closing bid price during the applicable pricing period with respect to such put notice is less than 75% of the closing bid price of our common stock for the ten trading days prior to the put notice date.

The issuance of shares upon conversion of the convertible preferred stock, convertible debenture, and exercise of puts may result in substantial dilution to the interests of other stockholders since the selling stockholders may ultimately convert and sell the full amount issuable on conversion. Although the selling stockholders may not convert their convertible preferred stock and/or exercise their warrants or puts if such conversion or exercise would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent the selling stockholders from converting and/or exercising some of their holdings, selling our common stock issued in such conversion and/or exercise, and then converting more of their holdings. In this way, the selling stockholders could sell more than 4.99% of our outstanding common stock while never holding more than this limit. There is no upper limit on the number of shares that may be issued which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock, including investors in this offering.

THE CONTINUOUSLY ADJUSTABLE CONVERSION PRICE FEATURE OF OUR CONVERTIBLE PREFERRED STOCK AND CONVERTIBLE DEBENTURE MAY ENCOURAGE INVESTORS TO MAKE SHORT SALES IN OUR COMMON STOCK, WHICH COULD HAVE A DEPRESSIVE EFFECT ON THE PRICE OF OUR COMMON STOCK AND DECREASE THE PRICE AT WHICH YOU MAY SELL OUR SECURITIES IN THE SECONDARY MARKET.

The convertible preferred stock and debenture are convertible into shares of our common stock at a 30% discount to the trading price of the common stock prior to the conversion. The significant downward pressure on the price of the common stock as the selling stockholders convert and sell material amounts of common stock could encourage short sales by investors. This could place further downward pressure on the price of the common stock. The selling stockholders are prohibited from engaging in short sales. In addition, not only the sale of shares issued upon conversion or exercise of preferred stock, warrants and puts, but also the mere perception that these sales could occur, may lower the market price of the common stock.

As we drawdown advances under the Investment Agreement with Dutchess and more of our common stock is sold pursuant thereto, the market price of our common stock could decrease significantly and make further advances impractical or impossible during time periods in which we may need to raise capital to fund our operations and market and sell our products and services. In addition, the issuance of our common stock upon exercise or conversion of our other securities, including, but not limited to, the warrants and 5% minimum monthly conversion of the convertible debenture issued pursuant to a Securities Purchase Agreement with La Jolla Cove Investors, Inc., may create a downward pressure on the market price of our common stock and decrease the price at which you may sell our securities in the secondary market.

WE MUST OBTAIN SHAREHOLDER APPROVAL TO INCREASE THE NUMBER OF OUR AUTHORIZED SHARES OF COMMON STOCK TO 3,000,000,000 IN ORDER FOR US TO DRAWDOWN FROM OUR EQUITY LINE FACILITY WITH DUTCHESS . THERE CAN BE NO ASSURANCE THAT WE WILL OBTAIN SHAREHOLDER APPROVAL TO INCREASE OUR NUMBER OF AUTHORIZED SHARES OF COMMON STOCK. IF WE DO NOT OBTAIN SHAREHOLDER APPROVAL, WE MAY NOT HAVE THE NECESSARY FUNDS TO DRAWDOWN ON THE EQUITY LINE FACILITY AND WE MAY NOT BE ABLE TO RAISE THE REQUISITE FUNDS BECAUSE WE HAVE A WORKING CAPITAL DEFICIT AND MAY BE UNABLE TO OBTAIN FINANCING AT TERMS WHICH ARE FAVORABLE TO US.

We have 1,500,000,000 authorized shares of our common stock, of which 1,090,893,175 shares are outstanding as of April 15, 2005. We intend to file a proxy statement with the Securities and Exchange Commission and hold an annual meeting of our shareholders in order to obtain shareholder approval to increase our number of authorized shares of common stock. Approval of the increase of outstanding shares is subject to shareholder approval. We anticipate filing a proxy statement on Schedule 14A in April 2005 and the meeting of stockholders is tentatively scheduled for the latter part of June 2005. Should our shareholders reject this proposal, we will not be able to drawdown further on the equity line facility which we have with Dutchess. We will file a registration statement with the SEC covering these additional shares thereby allowing us to deliver put notices to Dutchess and receive a maximum of $600,000 per put in exchange for shares of our common stock.

There can be no assurance that we will obtain shareholder approval to increase our number of authorized shares of common stock. If we do not obtain shareholder approval, we may not be able to drawdown on the equity line facility with Dutchess and we may not be able to raise the requisite funds because we have a working capital deficit and may be unable to obtain financing at terms which are favorable to us. We may also have to exercise puts for, and register the resale of, significantly more than approximately $3,600,000 we are registering pursuant to this registration statement. This will cause substantial dilution, and possibly a change in control, of our company.

                       RISKS RELATING TO OUR COMMON STOCK

THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE BECAUSE THERE ARE A LARGE NUMBER OF SHARES UNDERLYING OUR CONVERTIBLE PREFERRED STOCK, CONVERTIBLE DEBENTURE, WARRANTS AND PUTS THAT MAY BE AVAILABLE FOR FUTURE SALE AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE AND DECREASE THE PRICE AT WHICH YOU MAY SELL OUR SECURITIES IN THE SECONDARY MARKET.

The market price of our common stock may decline because there are a large number of shares underlying our convertible preferred stock, warrants and puts that may be available for future sale, and the sale of these shares may depress the market price. As of April 15, 2005, we had 1,090,893,175 shares of common stock issued and outstanding and convertible preferred stock outstanding that may be converted into an estimated 79,365,079 shares of common stock at current market prices, outstanding warrants to purchase up to 5,832,875 shares of common stock, an outstanding convertible debenture that may be converted into 780,412,500 shares of common stock, however, we are currently not obligated to issue any shares of our common stock upon conversion of the debenture at current market prices because the conversion price has fallen below $0.025 per share, and puts to purchase up to 300,000,000 shares of common stock, as we exercise such puts pursuant to their terms. 7,500,000 of the 780,412,500 shares issuable upon conversion of the debenture are issuable pursuant to a warrant held by one of the selling stockholders pursuant to this registration statement, La Jolla Cove Investors, Inc., which must be exercised upon conversion of its debenture. In addition, the number of shares of common stock issuable upon conversion of the outstanding convertible preferred stock and convertible debenture and upon the exercise of the warrants and puts may increase if the market price of our stock declines. All of the shares included in this prospectus may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock.

In addition, pursuant to a certain Investment Agreement with Dutchess Private Equities Fund, II, L.P., Dutchess has committed to purchase our common stock on a monthly basis up to an aggregate purchase price of $35 million over a two-year period. At a closing price of $0.012 as of December 30, 2004, if Dutchess received a put notice from us to purchase $500,000 of our common stock, it would receive 28,935,185 shares. As of December 30, 2004, the volume of shares of our common stock was 8,185,951 and if Dutchess sold all 23,935,185 shares on such date, it would cause a depressive effect on the market price of our common stock. This decrease in our market price may hinder our ability to obtain necessary funding from certain sources, including obtaining additional funding from the sale of our securities or obtaining loans and grants from various financial institutions where possible.

OUR COMMON STOCK IS SUBJECT TO "PENNY STOCK" RULES OF THE SEC AND THE TRADING MARKET IN OUR STOCK IS LIMITED, WHICH MAKES TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and

- the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and

- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker or dealer or the transaction is exempt. A broker or dealer is also required to disclose commissions payable to the broker or dealer and the registered representative and current quotations for the securities. Finally, a broker or dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

In addition, unless you have had an account with your brokerage firm for more than one year, or you have previously bought three different penny stocks from that firm, your brokerage firm must send you a written statement for you to sign that accurately describes your financial situation, your investment experience, and your investment goals, and that contains a statement of why your firm decided that penny stocks are a suitable investment for you. The firm also must get your written consent to buy the penny stock.

If penny stocks are sold to you in violation of federal or state securities laws, you may be able to cancel your purchase and get your money back. If the stocks are sold in a fraudulent manner, you may be able to sue the persons and firms that caused the fraud for damages. If you have signed an arbitration agreement, however, you may have to pursue your claim through arbitration.

OUR HISTORIC STOCK PRICE HAS BEEN VOLATILE AND THE FUTURE MARKET PRICE FOR OUR COMMON STOCK IS LIKELY TO CONTINUE TO BE VOLATILE. FURTHER, THE LIMITED MARKET FOR OUR SHARES WILL MAKE OUR PRICE MORE VOLATILE. THIS MAY MAKE IT DIFFICULT FOR YOU TO SELL OUR COMMON STOCK FOR A POSITIVE RETURN ON YOUR INVESTMENT.

The public market for our common stock has historically been very volatile. Any future market price for our shares is likely to continue to be very volatile. This price volatility may make it more difficult for you to sell shares when you want at prices you find attractive. We do not know of any one particular factor that has caused volatility in our stock price. However, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. Broad market factors and the investing public's negative perception of our business may reduce our stock price, regardless of our operating performance. Further, the market for our common stock is limited and we cannot assure you that a larger market will ever be developed or maintained.

The average daily trading volume of our common stock over the past three months was approximately 6,924,579 shares. The last reported sales price for our common stock on December 30, 2004, was $0.012 per share. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, this may make it difficult or impossible for you to sell our common stock.

IF WE FAIL TO REMAIN CURRENT ON OUR REPORTING REQUIREMENTS, WE COULD BE REMOVED FROM THE OTC BULLETIN BOARD WHICH WOULD LIMIT THE ABILITY OF BROKER-DEALERS TO SELL OUR SECURITIES AND THE ABILITY OF STOCKHOLDERS TO SELL THEIR SECURITIES IN THE SECONDARY MARKET.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13 in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. All of the net proceeds from the sale of our common stock will go to the selling stockholders. We will receive the proceeds from the exercise of puts entitling the selling stockholders to purchase 300,000,000 shares from us at a purchase price of 96% of the average of the two lowest closing bid price of our common stock during the pricing period. If all puts held by us are exercised, based on market prices prevailing at the date of this prospectus, we will receive $3,600,000 million in proceeds.

We anticipate that any proceeds from the exercise of puts by us will be used for acquisitions, mergers, licenses and other business operations. If we obtain 100% of the proceeds in connection with the exercise of the puts by us in the amount of $3,600,000, or 50% of the proceeds in connection with the exercise of the puts by us in the amount of $1,800,000, we anticipate that we will use all of the proceeds to fund current operations.

                              INVESTMENT AGREEMENT

To obtain funding for our ongoing operations, we entered into an Investment Agreement with Dutchess Private Equity Fund II, L.P., one of the selling stockholders, on September 28, 2004 for the sale of up to $35,000,000 or at least 300,000,000 shares of our common stock upon the exercise of puts by us.

PUTS

In September 2004, we signed an Investment Agreement with Dutchess Private Equity Fund II, L.P. for the sale of up to $35,000,000 or at least 300,000,000 shares of our common stock upon the exercise of puts by us. From time to time during the period at which this Registration Statement is effective, we may, in our sole discretion, deliver a put notice to Dutchess which states the put amount which we intend to sell to Dutchess on a closing date, which shall take place seven days after Dutchess' receipt of such put notice from us.

The purchase price for our common stock identified in such put notice shall be equal to 96% of the average of the two lowest closing bid price of our common stock during the pricing period, which shall mean the period beginning on the put notice date and ending on and including the date that is five trading days after such put notice date. However, we have the right to cancel the put notice by sending written notice to Dutchess if any closing bid price during the applicable pricing period with respect to such put notice is less than 75% of the closing bid price of our common stock for the ten trading days prior to the put notice date.

Upon receipt of a put notice, Dutchess is obligated to purchase from us during the relevant pricing period such number of shares having an aggregate purchase price equal to: (i) the put amount set forth in the put notice or (ii) a minimum of 20% of the aggregate trading volume of our common stock during the applicable pricing period times (X) the average of the two lowest closing bid prices of our common stock during the specified pricing period, but only if said shares bear no restrictive legend, and are not subject to stop transfer instructions prior to the applicable closing date.

We are obligated to file this Registration Statement under the Securities Act of 1933 to register the underlying conversion shares within 30 days of closing and have said Registration Statement effective no later than 90 days after closing, subject to certain extension provisions.

We are not entitled to deliver a put notice and Dutchess is not obligated to purchase any shares of our common stock unless a registration statement shall have been declared and shall remain effective and available for the resale of our common stock at all times until the closing date with respect to the subject put notice.

The exercise price of the puts may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the selling stockholder's position.

A complete copy of the Investment Agreement and related documents was filed with the SEC as exhibits to our Form S-2 relating to this prospectus.

SAMPLE PUT EXERCISE CALCULATION

The purchase price for our common stock identified in such put notice shall be equal to 96% of the average of the two lowest closing bid price of our common stock during the pricing period, which shall mean the period beginning on the put notice date and ending on and including the date that is five trading days after such put notice date. Accordingly, we may exercise a put into the following number of common shares for an aggregate exercise price equal to $500,000:

$500,000/(96% x $0.012) = 43,402,777 shares of common stock.


                   CONVERSION OF OUR SERIES A PREFERRED STOCK

On July 23, 2004, we issued an aggregate of 40,000 shares of our Series A Preferred Stock, par value $.01, to Jack Luchese, Ven Rekula, Jeffrey Gilfillan, Mark Andrew Nelson and Robert Lindan in exchange for an aggregate purchase price of $400,000.

Each share of Series A Preferred Stock shall be convertible, without the payment of additional consideration, at the option of the holder thereof, on any of four dates. The first conversion date shall be the first day of the month after the month in which a registration statement (other than a registration statement on Form S-4, Form S-8 or any successor form thereto) filed by us with the Securities and Exchange Commission becomes effective. The other conversion dates shall be the first days of the fourth, seventh and tenth month after the month in which such registration statement becomes effective. If, on any conversion date, the conversion price would be less than $0.025 per share, we may elect to defer the conversion date to the first day of the next month. If, on such deferred conversion date, the conversion price would be less than $0.025 per share, we may again defer the conversion date to the first day of the next month. Upon such second deferred conversion date, the Series A Preferred Stock shall be converted without further deferral. Such conversion shall be effected at our office or any transfer agent for such stock, into such number of fully-paid and non-assessable shares of common stock as is determined by dividing the original Series A issue price by the conversion price applicable to such share in effect on the date the certificate is surrendered for conversion.

As long as any shares of Series A Preferred Stock are issued an outstanding, dividends shall be paid pro rata to the holders. In addition, the Series A Preferred Stock are not redeemable. Pursuant to Article IV (B)(2) of our Articles of Incorporation, as amended, in the event of our liquidation, dissolution or winding up, either voluntary or involuntary, our remaining assets legally available for distribution shall be distributed to the holders of our stock in the following order and priority: (i) to each holder of Series A Preferred Stock, prior and in preference to any distribution of any of our assets to the holders of any other class or series of our stock by reason of their ownership thereof, an amount per share equal to: (A) $10.00 for each outstanding share (as appropriately adjusted for stock splits, stock dividends, recapitalizations and similar events) of Series A Preferred Stock held by each such holder, and (B) an amount equal to all declared but unpaid dividends on the shares of Series A Preferred Stock held by each such holder (if the assets and funds available for distribution pursuant to this clause (i) shall be insufficient to permit the payment to the holders of Series A Preferred Stock of such full preferential amounts, then the entire remaining assets of our company, legally available for distribution, shall be distributed ratably among the holders of Series A Preferred Stock in proportion to the number of shares of Series A Preferred Stock then owned by each such holder); and (ii) after all distributions pursuant to clause (i) above have been fully paid, to the holders of the common stock, pro rata, based on the number of shares of common stock held by each.

SAMPLE PREFERRED STOCK CONVERSION CALCULATION

The number of common shares into which this preferred stock may be converted is equal to the lesser of (i) seventy percent (70%) of the average of the five lowest daily volume weighted average prices of our common stock during the twenty (20) trading days prior to the conversion date, or (ii) seventy percent (70%) of the closing price of our common stock on the trading day prior to the conversion date. For example, assuming conversion of a share of Series A Preferred Stock on December 30, 2004, a conversion price of $0.0072-30% per share, the number of shares issuable upon conversion of each share would be:

$400,000/(70% x $0.005) = 114,285,714 shares of common stock



                          SECURITIES PURCHASE AGREEMENT

To obtain funding for our ongoing operations, we entered into a Securities Purchase Agreement with La Jolla Cove Investors, Inc. in December 2003 for the sale of (i) a $500,000 convertible debenture and (ii) a warrant to buy up to 7,500,000 shares of our common stock.

CONVERTIBLE DEBENTURE

In December 2003, we signed a Securities Purchase Agreement with La Jolla Cove Investors, Inc. for the sale of a $500,000 8% convertible debenture and a warrant to purchase up 7,500,000 shares of our common stock. 7,500,000 of the 780,412,500 shares issuable upon conversion of the debenture pursuant to this registration statement are issuable pursuant to a warrant issued to La Jolla which must be exercised upon conversion of its debenture. The debenture bears interest at 8%, matures in two years from the date of issuance, and is convertible into our common stock. The number of common shares into which this debenture may be converted is equal to the dollar amount of the debenture being converted multiplied by sixteen, minus the product of the conversion price, multiplied by fifteen times the dollar amount of the debenture being converted, divided by the conversion price. The conversion price is equal to the lesser of
(i) $0.20; or (ii) 80% of the average of the five lowest volume weighted average price days during the 20 trading days before but not including the conversion date. The full principal amount of the convertible debenture is due upon default under the terms of convertible debenture. The warrant must be exercised concurrently with a conversion of the debenture for that number of shares of common stock equal to 15 times the dollar amount of the debenture being converted on that conversion date. The exercise price of the warrant is $1.00 per share.

We filed a Registration Statement under the Securities Act of 1933 on December 15, 2003 to register the underlying conversion shares. We are obligated to keep the underlying Registration Statement effective pursuant to the Securities Purchase Agreement. Accordingly, we are registering 780,412,500 shares of our common stock pursuant to this Registration Statement.

La Jolla Cove Investors, Inc. has contractually committed to convert at least 5.0% of the original face value of the debenture monthly, beginning the month after the effective date of the Registration Statement. In addition, in conjunction with each debenture conversion, La Jolla is required to exercise the warrant and purchase shares of common stock equal to fifteen (15) times the dollar amount of the debenture being converted.

La Jolla has further contractually agreed to restrict its ability to convert the debenture or exercise its warrant and receive shares of our common stock such that the number of shares held by La Jolla and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of our common stock.

In the event an election to convert is made and the volume weighted average price of our common stock is below $0.025 per share, in lieu of permitting the conversion and issuing our common stock, we have the right to prepay any portion of the outstanding debenture that was elected to be converted, plus any accrued and unpaid interest, at 110.0% of face value.

La Jolla may demand repayment of the debenture within 3 business days of such demand, at 125.0% of the face amount outstanding, plus all accrued and unpaid interest, in cash at any time prior to the date that underlying Registration Statement under the Securities Act of 1933 has not been declared effective by the U. S. Securities and Exchange Commission, if such delay in effectiveness results from our failure diligently to pursue the Registration Statement to effectiveness. If the repayment is accelerated, we are also obligated to issue to La Jolla 50,000 shares of common stock for each 30 day period, or portion thereof, during which the face amount, including interest thereon, remains unpaid with the payment to increase to 65,000 for each 30 day period the balance remains unpaid after the initial 90 day period.

The conversion price of the debenture and the exercise price of the warrant may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the selling stockholder's position.

During the fiscal year ended December 31, 2004, La Jolla Cove Investors, Inc.
(LJCI) converted $310,000of convertible debenture into our common stock and exercised non-detachable warrants to purchase 4,650,000 shares of our common stock. The combined transactions resulted in us receiving cash of $4,752,169 net of $397,831 of cash stock issuance costs and issuing 301,865,737 shares of our common stock of which 292,856,546 shares were issued at December 31, 2004 and 9,009,191 shares were issued in early 2005. At December 31, 2004, we have $90,091 recorded in our common stock subscribed equity account for the unissued shares. At December 31, 2004, La Jolla had not converted at least 5% of the face value of the debenture and exercised at least 5% of the warrants for the month of December. In accordance with the La Jolla agreement, during December La Jolla prepaid $255,000 for the future exercise of warrants. During January 2005, LJCI exercised 255,00 warrants which decreased the prepaid balance to $0. As of December 31, 2004, we had used approximately $317,000 of the proceeds for working capital, including payroll of approximately $49,000, lease repayment of approximately $8,700, and miscellaneous monthly payments to our vendors for materials and supplies of approximately $260,000. We intend to use the remaining net proceeds from the offering for the purchase of capital equipment and for working capital. In addition, we may use a portion of the proceeds to fund acquisitions or lease real property.

A complete copy of the Securities Purchase Agreement and related documents was filed with the SEC as exhibits to our Form S-2 relating to this prospectus.

SAMPLE DEBENTURE CONVERSION CALCULATION

The number of common shares into which this debenture may be converted is equal to the dollar amount of the debenture being converted multiplied by sixteen, minus the product of the conversion price, multiplied by fifteen times the dollar amount of the debenture being converted, divided by the conversion price. The conversion price is equal to the lesser of (i) $0.20; or (ii) 80% of the average of the five lowest volume weighted average price days during the 20 trading days before but not including the conversion date. For example, assuming conversion of a $315,000 debenture on December 30, 2004 a conversion price of $0.012 per share, the number of shares issuable upon conversion would be:

[($315,000 x 16) - ((80% x $0.012) x (15 x $315,000))]/(80% x $0.012) =
520,275,000 shares of common stock.

                              SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the puts. Assuming all the shares registered below are sold by the selling stockholders, the selling stockholders will not continue to own any shares of our common stock.

The selling stockholders and any broker-dealers that act in connection with the sale of the common stock will be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of the shares of common stock as principal will be deemed to be underwriting discounts and commissions under the Securities Act.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.


                         Total Shares of      Total
                           Common Stock     Percentage                                                                Percentage
                          Issuable Upon     of Common      Shares of                                    Beneficial    of Common
                          Conversion of       Stock,     Common Stock      Beneficial   Percentage of    Ownership   Stock Owned
        Name             Preferred stock     Assuming     Included in       Ownership   Common Stock    After the       After
                         Warrants, Puts       Full        Prospectus        Before the   Owned Before    Offering     Offering
                         and/or debenture   Conversion       (1)            Offering      Offering         (2)           (2)
------------------------------------------------------------------------------------------------------------------------------------
                                                          Up to
                                                          300,000,000
Dutchess Private           300,000,000       27.50%       shares of        54,435,569       4.99%          --            --
Equity Fund II, LP(3)                                     Common stock



                                                          Up to
                                                          31,746,032
Jack Luchese(6)            31,746,032        2.91%        shares of        31,746,032       2.91%          --            --
                                                          common stock

                                                          Up to
                                                          27,777,778
Ven Rekula(6)              27,777,778        2.55%        shares of        27,777,778       2.55%          --            --
                                                          common stock

                                                          Up to
                                                          5,952,381
Jeffrey Gilfillan(6)       5,952,381         *            shares of         5,952,381        *             --            --
                                                          common stock

                                                          Up to
                                                          7,936,507
Mark Nelson(6)             7,936,507         *            shares of         7,936,507        *             --            --
                                                          common stock

                                                          Up to
                                                          5,952,381
Robert Lindan(6)           5,952,381         *            shares of         5,952,381        *             --            --
                                                          common stock

                                                          Up to
                                                          20,000,000
La Jolla (4)              20,000,000(5)      1.83%        shares of        20,000,000       1.83%          --            --
Cove Investors, Inc.                                      common stock
------------------------------------------------------------------------------------------------------------------------------------

* Less than 1%

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the convertible preferred stock is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

(1) Includes 150% of the shares issuable upon conversion of the convertible preferred stock and debenture and shares issuable upon exercise of puts, based on current market prices. Because the number of shares of common stock issuable upon conversion of the convertible preferred stock and debenture is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued upon conversion will fluctuate daily and cannot be determined at this time. However the selling stockholders have contractually agreed to restrict its ability to convert or exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by it and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock.

(2) Assumes that all securities registered will be sold.

(3) The selling stockholder is an unaffiliated third party that does not hold any short positions in our securities. In accordance with rule 13d-3 under the securities exchange act of 1934, Douglas H. Leighton may be deemed a control person of the shares owned by such entity.

(4) The selling stockholder is an unaffiliated third party that does not hold any short positions in our securities. In accordance with rule 13d-3 under the securities exchange act of 1934, Norman Lizt may be deemed a control person of the shares owned by such entity.

(5) La Jolla Cove Investors, Inc. has agreed to defer the registration of our shares of common stock issuable upon conversion of a portion of the debenture and exercise of the warrants until such time as we obtain approval from our stockholders to increase our number of authorized shares of common stock. We will file a second registration statement covering the shares of common stock underlying said securities. Accordingly, we are registering 20,000,000 shares underlying the debenture in this prospectus. The actual number of shares of common stock issuable to the selling shareholder is subject to adjustment depending on the current market price of the common stock.

(6) The actual number of shares of common stock issuable to the selling shareholder upon the conversion of the preferred stock is subject to adjustment depending on the current market price of the common stock. Accordingly, we are registering an additional 37,698,413 shares to account for such fluctuation.

                              PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. We are paying all costs, expenses and fees in connection with the registration of shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling stockholders.

Sales or dispositions of shares of common stock may be effected from time to time in public or private transactions permitted by the Securities Act, including block transactions, on the Over the Counter Bulletin Board or any other national securities exchange or quotations service listing or quoting the common stock at the time of sale, in transactions other than on these exchanges or systems, in the over the counter market, in negotiated transactions or a combination of these methods, at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices.

We have no knowledge of the existence or the terms of any agreements, understandings or arrangements entered into by the selling stockholders with underwriters or broker-dealers regarding the sale of their shares of stock. The selling stockholders may effect transactions by selling common stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of common stock for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation paid to a particular broker-dealer might be in excess of customary commissions.

In addition, from time to time, a selling stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

The selling stockholders and any broker-dealers that act in connection with the sale of the common stock will be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of the shares of common stock as principal will be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

In addition, any securities covered by this prospectus that qualify for re-sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.

The selling stockholders will be subject to prospectus delivery requirements under the Securities Act. In the event of a "distribution" of shares by a selling stockholder, such selling stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934, as amended, which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 1,500,000,000 shares of Common Stock, $.01 par value and 10,000,000 shares of Preferred Stock, $.01 par value.

The following is a description of the material terms of our common stock.

COMMON STOCK

The holders of the issued and outstanding shares of common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of any funds lawfully available therefore. The Board of Directors intends to retain future earnings to finance the development and expansion of our business and does not expect to declare any dividends in the foreseeable future. The holders of the common stock have the right, in the event of liquidation, to receive pro rata all assets remaining after payment of debts and expenses. The common stock does not have any preemptive rights and does not have cumulative voting rights. The issued and outstanding shares of common stock are fully paid and non-assessable.

Holders of shares of common stock are entitled to vote at all meetings of such shareholders for the election of directors and for other purposes. Such holders have one vote for each share of common stock held by them.

TRANSFER AGENT

Standard Registrar and Transfer has been appointed the transfer agent of our common stock and preferred stock.

                                  LEGAL MATTERS

The validity of the issuance of the shares being offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

                                     EXPERTS

The consolidated financial statements for the year ended December 31, 2003 and incorporated in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Pender Newkirk & Company, C.P.A.s independent public accountants, and are included herein in reliance upon the authority of this firm as experts in accounting and auditing. The consolidated financial statements for the year ended December 31, 2002 and incorporated in this prospectus, to the extent and for the period indicated in their report, have been audited by Kingery & Crouse, P.A. independent public accountants, formerly known as Kingery, Crouse & Hohl, P.A., and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

                              CHANGE IN ACCOUNTANTS

On September 19, 2003, we dismissed Kingery & Crouse as our independent public accountants and appointed Pender Newkirk & Company as our new independent public accountants. The decision to dismiss Kingery & Crouse and to retain Pender Newkirk & Company was approved by our board of directors on September 19, 2003.

Kingery & Crouse's report on our consolidated financial statements for the year ended December 31, 2002 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that the report of Kingery & Crouse on the financial statements of our fiscal year ended December 31, 2002 contains an expression of substantial doubt regarding our ability to continue as a going concern.

During our two most recent fiscal years and subsequent period, there were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

We have provided Kingery & Crouse with a copy of the foregoing disclosures and have requested that Kingery & Crouse review such disclosures and provide a letter addressed to the Securities and Exchange Commission as specified by Item 304(a)(3) of Regulation S-B. Such letter is filed as Exhibit 16 to our Amendment to Form 8-K, filed September 26, 2003.

During the fiscal years ended December 31, 2002 and the subsequent interim period through September 19, 2003, we did not consult with Pender Newkirk & Company regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-B.

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC' s website at www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. You may rely only upon the information contained in this prospectus together with the filings which we are incorporating by reference below. In addition, if we file any additional information with the SEC after the date of this prospectus, we are obligated to file a post-effective amendment which incorporates such additional information in accordance with Section 10(a)(3) of the Securities Act of 1933. Please refer to Item 17 of this prospectus entitled "Undertakings" for more information with respect to our obligation to file a post-effective amendment. You must look at all of our SEC filings that we have incorporated by reference to determine if any of the statements in a document incorporated by reference have been modified or superseded.

We incorporate by reference the documents listed below filed with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares registered hereby have been sold:

o Our annual report on Form 10-KSB for the year ended December 31, 2004 (File No. 000-31905).

o Our quarterly report on Form 10-QSB for the quarter ended September 30, 2004 (File No. 000-31905).

o Our current reports of Form 8-K for the past fiscal year, which only includes the Form 8-K filed October 5, 2004, January 5, 2005, February 25, 2005, and April 8, 2005 (File Nos. 000-31905).

A copy of our above-mentioned Form 10-KSB, Form 10-QSB and Form 8-K are being delivered with this prospectus. You may request additional copies of these filings at no cost, by writing or telephoning us at the following address or phone number:

DNAPrint genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida 34236
Attention: Chief Financial Officer (941) 366-3400

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                           FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

In some cases, you can identify forward-looking statements by words such as "may," "should," "expect," "plan," "could," "anticipate," "intend," "believe," "estimate," "predict," "potential," "goal," or "continue" or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.



SEC registration fee............................................   $ 564.07*
Legal fees and expenses.........................................   $30,000.00
Total...........................................................   $30,564.07

* Previously paid.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation eliminate liability of its directors and officers for breaches of fiduciary duties as directors and officers, except to the extent otherwise required by the Utah Revised Statutes and except where the breach involves intentional misconduct, fraud or a knowing violation of the law.

ITEM 16. EXHIBITS.

The exhibits filed as part of this Registration Statement are as follows:


EXHIBIT
NUMBER                   DESCRIPTION
--------------------------------------------------------------------------------

3     Articles of Amendment to the Articles of Incorporation

4     Form of Warrant with Athena and certain partners**

5.1   Opinion of Sichenzia Ross Friedman Ference LLP (filed herewith)

10.1  Supply & License Agreement+

10.2 Agreement & Plan of exchange between Catalyst Communications, Inc. and DNAPrint Genomics, Inc. and Shareholders+

10.3 Equipment Agreement dated September 19, 2001 between Orchid Biosciences, Inc. and the Company.++

10.4 Purchase Agreement dated September 19, 2001 between Orchid Biosciences, Inc. and the Company.++

10.5 Employment Agreement dated May 8, 2001 between Tony Frudakis and the Company.++

10.6 Lease Agreement dated October 15, 2001 between Pacific Atlantic Corporation and the Company.++

10.7 Option Agreement dated September 19, 2001 between Orchid Biosciences, Inc. and the Company.++

10.8 Equipment Lease Agreement dated May 18, 2001 between Orchid Biosciences, Inc. and the Company.+++

10.9 Funding and Stock Subscription Agreement dated June 8, 2001 between Tampa Bay Financial, Inc. and the Company.+++

10.10 Consulting and Marketing License Agreement between the Company and Mark Neuhaus.&

10.11 Agreement dated February 22, 2002, among the Company, Tampa Bay Financial, Inc., Carl Smith, Mathew Veal, and the Company.&&

10.12 Contract Genotyping Agreement dated January 15, 2002 between the Company and GenoMed LLC.&&

10.13 Funding Agreement dated February 22, 2002 among the Company Tony Frudakis, George Frudakis, Carl Smith Iii, and Richard Craig Hall. &&

10.14 Performance Stock Agreement dated November 30, 2001 between the Company and Tony Frudakis. &&

10.15 Consulting Agreement dated February 24, 2002 between the Company and Jack Luchese. &&

10.16 Stock Purchase Option dated February 25, 2002 between the Company and Jack Luchese. &&

10.17 Consulting Agreement dated June 12, 2002 between Mark Shriver and the Company. &&&

10.18 Letter of Commitment between Mark Shriver and the Company's Scientific Advisory Board. &&&

10.19 Agreement between Startup Florida and the Company. &&&

10.20 Service Agreement dated April 15, 2002 between Altura LLC and the Company. &&&

10.21 License Agreement between Penn State Research Foundation and the Company. &&&

10.22 Private Placement Agreement between John Oskarep and the Company. &&&

10.23 Consulting Agreement dated May 17, 2002 between Genbiomics LLC and the Company. &&&

10.24 Amendment to Consulting Agreement between Genbiomics LLC and the Company dated May 31, 2002. &&&

10.25 Amendment to Consulting Agreement between Mark Shriver and the Company.
      &&&

10.26 Funding Agreement between Tony Frudakis, George Frudakis and the Company.#

10.27 Employment Agreement between the Company and Richard Gabriel. ##

10.28 Employment Agreement between the Company and Monica Tamborini. ##

10.29 Employment Agreement between the Company and Hector Gomez. ##

10.30 Termination Agreement between the Company and Genbiomics, LLC. ###

10.31 Lease between Florida West Construction dba Pacific Atlantic Corp and DNAPrint genomics, Inc. ###

10.32 Amendment to Consulting Agreement between DNAPrint genomics, Inc. and Mark Neuhaus. ###

10.33 Conversion Agreement between the Company and Jack Luchese. ##

10.34 Amendment to Funding Agreement between DNAPrint genomics, Inc. and Tony Frudakis.*

10.35 Investment Agreement with Dutchess***

10.36 Registration Rights Agreement with Dutchess***

10.37 Investment Agreement with Biofrontera Pharmaceutical GmbH***

10.38 Joint Venture Framework Agreement with Biofrontera Pharmaceutical GmbH***

10.39 Engagement Letter with Athena**

10.40 Warrant with Athena and certain partners**

10.41 Securities Purchase Agreement with La Jolla*

10.42 Registration Rights Agreement with La Jolla*

10.43 Convertible Debenture with La Jolla*

10.44 Warrant with La Jolla*

10.45 Letter Agreements with La Jolla*

10.46 Letter Agreement with The Wall Street Group, Inc. (filed herewith).

10.47 License Agreement with Beth Israel Deaconess Medical Center. @

23.1  Consent of Kingery & Crouse, formerly known as Kingery, Crouse & Hohl,
      P.A.

23.2  Consent of Pender Newkirk & Company

23.3 Consent of Sichenzia Ross Friedman Ference LLP (incorporate in Exhibit 5.1, filed herewith)

+     Incorporated by reference from Form 8-K, filed November 6, 2000.
++    Incorporated by reference from Form 10-KSB, filed April 2, 2001.
+++   Incorporated by reference from Form 10-QSB, filed August 15, 2001.
&     Incorporated by reference from Form 10-QSB, filed November 15, 2001.
&&    Incorporated by reference from Form 10-KSB, filed April 9, 2002.
&&&   Incorporated by reference from Form 10-QSB, filed August 14, 2002.
#     Incorporated by reference from Form 10-QSB, filed November 14, 2002.
##    Incorporated by reference from Form 10-QSB, filed August 15, 2003.
###   Incorporated by reference from Form 10-QSB, filed November 14, 2003.
*     Incorporated by reference from Form S-2, filed December 15, 2003.
**    Incorporated by reference from Form 10-KSB, filed March 30, 2004.
***   Incorporated by reference from Form 8-K, filed October 5, 2004.
@     Incorporated by reference from Form 8-K, filed April 8, 2005.

ITEM 17. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes on volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

6. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, DNAPrint genomics, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sarasota, State of Florida, on the 11th day of May, 2005.

                             DNAPRINT GENOMICS, INC.





By: /s/ Richard Gabriel
   -----------------------------------------
Name:  Richard Gabriel
Title: President and Chief Executive Officer



                                POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Richard Gabriel or Monica Tamborini his or her true and lawful attorney in fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:

               SIGNATURE                                 TITLE                          DATE
               ---------                                 -----                          ----
By: /s/ Richard Gabriel                    President, Chief Executive Officer        May 11, 2005
        Richard Gabriel                    Officer)



By: /s/ Monica Tamborini                   Chief Financial Officer and Chief
-----------------------------------        Operating Officer (Principal              May 11, 2005
        Monica Tamborini                   Financial Accounting Officer)



By: /s/ Tony Frudakis
   --------------------------------        Chief Scientific Officer, Secretary       May 11, 2005
        Tony Frudakis                      and Director


By: /s/ Hector Gomez
   --------------------------------        Chief Medical Officer and Director        May 11, 2005
        Hector Gomez M.D.